10653 South River Front Parkway, Suite 300

South Jordan, UT 84095

March 9, 2009

BY ELECTRONIC TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0510

Attention:	Terence O’Brien, Accounting Branch Chief
Melissa N. Rocha, Staff Accountant
Pamela Long, Assistant Director
Dietrich King, Attorney

Re:	Headwaters Incorporated
Form 10-K for Fiscal Year Ended September 30, 2008
File No. 001-32459
Definitive Proxy Statement
Filed January 14, 2009
File No. 001-32459

Ladies and Gentlemen:

Headwaters Incorporated (the “Company” or “we”) hereby provides the following information in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter from Mr. O’Brien to Steven G. Stewart of the Company dated February 24, 2009 regarding the Company’s Form 10-K for the fiscal year ended September 30, 2008 (the “Form 10-K”) and the definitive proxy statement on Schedule 14A filed with the Commission on January 14, 2009 (the “2009 Proxy Statement”). Set forth below are the Staff’s comments followed by the Company’s responses to the comments. The number of the responses and the headings set forth below correspond to the numbered comments and headings on the letter from the Staff. The Staff’s comments are italicized.

Form 10-K for the year ended September 30, 2008

Management’s Discussion and analysis, page 33

1.

We note your response to prior comment 2, which indicates you will expand MD&A disclosures in future filings to address our comment. The results of operations section on pages 22 and 23 of your Form 10-Q for the quarter ended December 31, 2008, briefly addresses the slowdown in the residential construction industry. However, we are unable to locate where you have addressed the rest of our comment and the points you indicated you would disclose in future filings. In this regard, your disclosure s till does not provide an investor with sufficient information to understand the specific impact of recent economic events, detailed information on y our customers, products, order levels, trends or expectations of management nor does it quantify the material effects of known trends and uncertainties surrounding the economic slowdown.

Response:

Further to our conversation with Ms. Rocha of the Staff on March 6, 2009, in response to the Staff’s comment, we propose including a disclosure substantially as follows in our MD&A in future filings. Using the December 31, 2008 Form 10-Q for reference purposes, this proposed disclosure would appear in the Overview section of our MD&A under the heading Operations and Strategy near the top of page 22.

The building products industry is experiencing a severe downturn that may continue for an indefinite period into the future. Because the markets for our building products are heavily dependent on the residential construction and remodeling market, our revenues could decrease as a result of events outside our control that impact home construction and home improvement activity, including economic factors specific to the building products industry.

There has been a severe slowing in 2007 and 2008 of new housing starts and in home sales generally. Bank foreclosures have put a large number of homes into the market for sale, effectively limiting some of the incentives to build new homes. The homebuilding industry continues to experience a significant and sustained decrease in demand for new homes and an oversupply of new and existing homes available for sale during 2009. While our residential building products business relies upon the home improvement and remodeling markets as well as new construction, we have experienced a slow down in sales activity in 2009. Interest rate increases, limits on credit availability, further foreclosures, home price depreciation, and an oversupply of homes for sale in the market may adversely affect homeowners’ ability or desire to engage in construction or remodeling, resulting in a continued or further slowdown in new construction or remodeling and repair activities.

We, like many others in the building products industry, experienced a large drop in orders and a reduction in our margins in 2008 and continuing into 2009 relative to prior years. For the past two years, we have recorded significant goodwill impairments associated with our building products business. If the demand for our building products continues to decrease, we may be required to record additional impairments of our goodwill, which would increase our expenses and reduce our earnings. We can provide no assurances that the building products market will improve in the near future. We expect weakness to continue through 2009 and have an adverse affect on our business and our results of operations.

In addition, the recent financial crisis could negatively affect our business, results of operations, and financial condition. Market conditions in the mortgage lending and mortgage finance industries deteriorated significantly in 2008 and remain poor in 2009, which adversely affects the availability of credit for home purchasers and remodelers.

The recent financial crisis affecting the banking system and financial markets and the going concern threats to banks and other financial institutions have resulted in a tightening in the credit markets, a low level of liquidity in many financial markets, including mortgages and home equity loans, and extreme volatility in credit and equity markets. Continued tightness of mortgage lending or mortgage financing requirements could adversely affect the availability of credit for purchasers of our products and thereby reduce our sales. There could be a number of follow-on effects from the credit crisis on our business, including the inability of prospective homebuyers or remodelers to obtain credit for financing the purchase of our building products. These and other similar factors could cause decisions to delay or forego new home construction or improvement projects, cause our customers to delay or decide not to purchase our building products, or lead to a decline in customer transactions and our financial performance.

We believe the preceding disclosures will appropriately provide investors an overview of the building products industry environment and the general impact on Headwaters, and also provide a bridge to more specific disclosures about our building products segment operations which appear in subsequent sections of the MD&A.

Further to the Staff’s comment about the points we previously indicated we would make in future filings and the location of those disclosures in our December 31, 2008 Form 10-Q, we offer the following. While it was our intent to provide some of the future disclosures in our Form 10-K only, to supplement the disclosures already provided in Item 1, we note the below items in our previous response that appear in the December 31, 2008 Form 10-Q. The following is the Company’s response from our February 6, 2009 letter along with information about where the information may be found in the December 31, 2008 Form 10-Q. New information, not previously provided to the Staff, has been underlined:

•

There has been a severe slowing in 2007 and 2008 of new housing starts and in home sales generally. New housing starts according to the U.S. National Association of Home Builders (NAHB) were 1.3 million and 0.9 million units in calendar 2007 and 2008, respectively, compared to a 10-year average of 1.6 million units. The slowdown is specifically disclosed several times in the first paragraph under “Building Products Segment” on page 22. The statistics about housing starts are included in the second paragraph under “Building Products Segment” on page 23. The slowdown is also addressed in the fifth paragraph under “Investing Activities” on page 25, in the second paragraph under “Potential Liquidity Risks and Management’s Plans” on page 26, as well as other places.

•

The homebuilding industry has continued to experience a significant and sustained decrease in demand for new homes and an oversupply of existing homes. This is disclosed in the last sentence of the first paragraph under “Building Products Segment” on page 22 referred to above.

•

Our building products business relies on the home improvement and remodeling markets as well as new construction. The U.S. Census Bureau’s Value of Private Residential Construction Spending Put in Place data on home owner improvement activity shows that the four quarter moving average topped out at $147.4 billion in the second calendar quarter of 2007 and fell to approximately $122.6 billion by the fourth calendar quarter of 2008. The Leading Indicator of Remodeling Activity estimate issued by the Joint Center for Housing Studies at Harvard University has estimated that the four quarter moving average will be only $109.5 billion in the third calendar quarter of 2009, which would be the lowest level since the second calendar quarter of 2004. All of this information is disclosed in the second paragraph under “Building Products Segment” on page 23 referred to above.

•

For the past two years, the Company has recorded significant goodwill impairments associated with our building products business, recording $98.0 million in 2007 and $205.0 million in 2008. This is disclosed in the fourth paragraph under “Investing Activities” on page 25.

•

We expect this weakness to continue through 2009 and to have an adverse effect on our business and our results of operations. The NAHB estimates that calendar 2009 new housing starts will be approximately 0.6 million units. The expected impact in 2009 is disclosed at the end of the second paragraph under “Building Products Segment” on page 23. The forecasted decline in housing starts to 0.6 million for 2009 was inadvertently omitted, but the fact that there is a forecasted decline was disclosed in the last sentence of this paragraph. We will include the forecasted number for new housing starts in future filings.

•

Primarily as a result of the depressed industry conditions, building products segment revenues declined $87.1 million or 16% from $544.1 million in 2007 to $457.0 million in 2008. The gross margin declined from 29.5% in 2007 to 26.2% in 2008 and the operating margin (before goodwill impairment of $98.0 million in 2007 and $205.0 million in 2008) declined from 9.7% in 2007 to 4.0% in 2008. The building products group revenues declined $26.6 million or 23% from $114.8 million for the three months ended December 31, 2007 to $88.2 million for the three months ended December 31, 2008. The gross margin declined from 28.7% to 20.4% (primarily because of fewer fixed costs being absorbed as a result of lower sales) and the operating margin declined from 7.6% to negative (3.7%) for the three months ended December 31, 2008 compared to the three months ended December 31, 2007. Based on the forecasted declines in new housing starts and remodeling activity for calendar 2009, we expect that our revenues and operating results will also decline in 2009 as compared to 2008 levels. The relevant statistics for the applicable periods were disclosed in the first paragraph under “Building Products Segment” on page 22, or can be computed from disclosures in the financial statements, and the last sentence in our proposed disclosure about our expectations for 2009 is included verbatim at the end of the second paragraph under “Building Products Segment” on page 23.

•

The Company’s building products business has a large customer base and sales are broadly diversified across customers and ship-to locations, mitigating the impact of regional economic situations. As of September 30, 2008 and December 31, 2008, respectively, the Company had approximately 4,000 and 4,300 non-retail and approximately 4,600 and 5,200 retail ship-to locations across the United States which allow for maintenance of market share albeit in a shrinking market. The Company also has seven strategically located manufacturing facilities for its architectural stone brands and eight facilities for its resin-based products, which allow for high levels of customer service, shorter lead times, and lower freight costs. The Company expected to include this information in its Form 10-K and this information was not included in the December 2008 Form 10-Q.

The following additional disclosures will also be considered, to the extent applicable in future periods:

•

In response to the above described conditions, the Company has and will continue to introduce new products which can be incorporated into our national distribution system supply chain. New products and brands represented over $92 million or 20% of our total building products sales in 2008, and we expect the ongoing introduction of new products and brands to allow for entry into and increased presence in new markets. The Company expected to include this information in its Form 10-K and this information was not included in the December 2008 Form 10-Q.

•

The Company is in the process of implementing production efficiency programs and is executing numerous cost reduction initiatives to minimize the decline in its margins. For example, during fiscal 2009 to date, the Company has reduced headcount, reduced or eliminated advertising and marketing programs, reduced plant overhead expenses, and reduced fuel and related surcharge expenditures by streamlining travel routes for products sold. These efforts will continue throughout 2009. This disclosure is found in the first paragraph under “Potential Liquidity Risks and Management’s Plans.”

Valuation of Long-Lived Assets, including Intangible Assets and Goodwill, page 37

2.	Please include your proposed expanded disclosure on the valuation of long-lived assets in your next periodic report, the Form 10-Q for the quarter ended March 31, 2009. Investors would benefit from receiving this useful information prior to the Form 10-K for September 30, 2009. Also, since additional impairment testing of goodwill, intangible assets, and property, plant and equipment is being performed, updated disclosure of the underlying assumptions will be appropriate.

Response:

We will include the proposed expanded disclosure on the valuation of long-lived assets in the MD&A of our Form 10-Q for the quarter ending March 31, 2009, which will include updated disclosure of the underlying assumptions related to our testing of goodwill and other long-lived assets.

Note 6. Long-term Debt, page 11

3.	With regard to the December 2008 agreement with certain note holders which resulted in an extinguishment of debt and the recognition of a $17 million gain, tell us specifically how you determined that the16% convertible notes and the 2.875 convertible notes were substantially different and that a gain was appropriate as a result of this transaction. Supplementally provide us with your EITF 96-19 analysis.

Response:

The Company’s memo and analysis documenting the accounting for the convertible debt exchange, including the pertinent requirements of EITF 96-19, are provided to you supplementally under separate cover.

Definitive Proxy Statement filed January 14, 2009

Executive Compensation, page 14

Compensation Discussion and analysis, page 14

Compensation Objectives, page 14

4.

We note your response in your letter dated February 10, 2009, to comment 1 in our letter dated February 2, 2009. In your response, you describe several compensation practices that appear to constitute benchmarking, based on the description of benchmarking in Question 118.05 in the Staff’s Regulation S-K Compliance & Disclosure Interpretations, which are available on our website. For example, on page 3 of your response you state that your compensation committee “uses …survey data to calibrate base pay rates of the executives” and on page 5 you state that “[m]anagement, in consultation with the Compensation Committee, calculates the bonuses necessary for each participant to achieve the 50th, 75th and 90th percentiles of market total cash compensation.” In view of the foregoing, please confirm that you will address benchmarking in future filings, in accordance with the requirements of Item 402(b) of Regulation S-K or, if you continue to believe that you do not engage in benchmarking, please provide us with an expanded analysis of the basis for your belief, being sure to address directly the examples discussed in this comment.

Response:

Further to the conversation between our outside securities law counsel and Mr. King of the Staff on March 4, 2009, we confirm that, to the extent that the Compensation Committee employs benchmarking using the survey data referenced in the Compensation Discussion and Analysis as a practice in the Company’s compensation policies, we will expand on the existing discussion in future proxy statements.

Short-Term Compensation, page 18

5.	We note your response in your letter dated February 10, 2009, to comment 2 in our letter dated February 2, 2009. In future filings containing information about your short-term compensation practices, please include the types of clarifying disclosures contained in your response to comment two, revised as necessary to fit the then applicable facts and circumstances.

Response:

The Company acknowledges the Staff’s comment and intends to include such information in future filings.

Annual Bonus, page 18

6.	We note your responses in your letter dated February 10, 2009, to comments 4 and 5 in our letter dated February 2, 2009. In future filings containing information about your incentive compensation practices, please include the types of clarifying disclosures contained in your responses to comments four and five, revised as necessary to fit the then applicable circumstances.

Response:

The Company acknowledges the Staff’s comment and intends to include such information in future filings.

7.	We note your response in your letter dated February 10, 2009, to comment 6 in our letter dated February 2, 2009. You have provided us with brief descriptions of the types of individual goals, but you have not provided us with the goals themselves. As previously requested, please tell us what the individual goals were for each named executive officer who had individual goals. To the extent the goals can be quantified, please provide quantitative disclosure.

Response:

In future proxy statements, and with reference to the letter we submitted on February 10, 2009 (the “February 10 Letter”), we intend to include the following information regarding individual goals in order to provide stockholders with a clearer understanding of how our annual bonus plan works:

•	the general goals and weighting, similar to the information set forth in our response to comment 6 of the February 10 Letter and

•

the quantitative targets (such as consolidated revenue and division operating income) and their attainment levels, such as those provided in the tables contained in our responses to comments 2 and 6 of the February 10 Letter.

We have reviewed the qualitative, job-specific targets established in 2008 for our named executive officers and believe that the individual targets are not meaningful to an investor’s understanding of such compensation. These job-specific targets are both numerous and often in turn contain task-specific subgoals (such as completing a set of specified trainings), the enumeration of which the Company believes would not enhance stockholders’ comprehension of the annual bonus plan and may in fact distract from the overall analysis. For instance, to continue the example offered in response to comment 7 of the February 10 Letter, Mr. Hatfield had 7 qualitative targets in 2008, some of which in turn had up to four subelements to them, and these ranged from a weighting of 2.5% to 10% each. These individual qualitative goals, correspondingly, are small relative to the named executive officer’s bonus opportunity and to overall compensation. Accordingly, we do not think that any specific qualitative goal is material and, accordingly, need not be disclosed under the Commission’s rules. The Company undertakes to continue to consider the individual qualitative goals in the future, and if it determines that such goals would be material to an understanding of a named executive officer’s compensation, it intends to disclose it.

Long-Term incentive Compensation, page 20

8.	We note your responses in your letter dated February 10, 2009, to comments 8 and 9 in our letter dated February 2, 200. In future filings containing information about your long-term incentive compensation practices, please include the types of clarifying disclosures contained in your responses to comments eight and nine, revised as necessary to fit the then applicable circumstances.

Response:

The Company acknowledges the Staff’s comment and intends to include such information in future filings.

* * *

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to answer your questions or provide you with any other information you need. Please contact me at (801) 984-9400, or our counsel Linda C. Williams at Pillsbury Winthrop Shaw Pittman LLP at (415) 983-7334. We would appreciate it if you would continue to fax any written comments to me at (801) 984-9410 and to Ms. Williams at (415) 983-1200.

Very truly yours,

/s/ Steven G. Stewart
Steven G. Stewart
Chief Financial Officer
Headwaters Incorporated

cc:	Linda C. Williams, Esq.
Harlan M. Hatfield, Esq.